EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER ("Merger Agreement" or "this Agreement") dated June 1, 2011 between (1) Alpha Network Alliance Ventures Inc. (“ANAV”), a Delaware corporation and (2) Daedalus Ventures, Inc. (“Daedalus”), a Delaware corporation, a SIC-6770 -“blank checks” company as defines in the SEC Section 3(a)(51) of the Exchange Act, listed on the United States Securities and Exchange Commission (the "SEC"). (each a "Party" and, collectively the "Constituent Corporations" or the "Parties”).

R E C I T A L S

WHEREAS:

A.

ANAV was incorporated on 24th March, 2011. Its current authorized capital stock consists of: (1) 75,000,000 shares of Common Stock, with a par value of $.0001 each ("ANAV Common Stock"), of which 75,000,000 shares are issued and outstanding; and (2) No Preferred Stock are authorized or issued. Holders of ANAV capital stocks are collectively referred to herein as "ANAV Shareholders" and, individually "ANAV Shareholder")

B.

Daedalus was incorporated on August 12, 2010. Its authorized capital stock consists of: (1) 500,000,000 shares of Common Stock, with a par value of $0.0001 each ("Daedalus Common Stock"), of which 31,390,000 shares are issued and outstanding; and (2) 20,000,000 shares of Preferred Stock of $0.0001 par value each ("Daedalus Preferred Stock"), none of which have been issued as at the date of this Merger Agreement. Holders of capital stocks are collectively referred to herein as "Daedalus Shareholders" and, individually “Daedalus Shareholder")

C.

Daedalus proposed to change its name to "Alpha Network Alliance Ventures Inc." or such other name as it deems fit upon completion of the Merger transaction contemplated herein ("Proposed Name Change").

D.

Conditional upon the completion of the Daedalus Corporate Exercise, the Constituent Corporations are desirous of entering into a merger exercise pursuant to which ANAV shall merge with and into Daedalus on the terms and subject to the conditions of this Merger Agreement.

E

Each of the Constituent Corporations have procured the relevant board and shareholders approval and all such requisite approval from the relevant authorities bodies including without limitation the SEC for the Merger transaction contemplated herein and each of the Constituent Corporations have, by legally required vote, approved and adopted the Merger.

NOW, THEREFORE, the Parties do hereby agree to undertake the Merger and adopt the plan of reorganization on the terms and subject to the conditions set forth in this Merger Agreement:

1.

THE MERGER. At the Effective Time (as defined below), and upon the terms and subject to the conditions of this Agreement and the applicable law, ANAV shall be merged with and into Daedalus (the "Merger"), whereupon the separate existence of ANAV shall cease and Daedalus shall be the surviving corporation (the "Surviving Corporation"). ANAV, as the sole shareholder of Daedalus hereby undertakes to approve the Merger by unanimous written consent.

2.

EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, the Merger shall become effective at the time of Closing (as defined below) when a duly executed copy of this Agreement, along with the Certificate of Merger and all other related documents and/or certificates executed in accordance, with the applicable law, is filed with the Secretary of State of the State of Delaware, (the "Effective Time").

3.	CLOSING. The Closing of the Merger (the "Closing") will take place at such time, place and date (the "Closing Date") to be specified by the Constituent Corporations.
4.

EFFECT OF MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and under the applicable law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, powers, franchises, privileges and immunities of ANAV shall vest in the Surviving Corporation; and all the debts, liabilities, obligations, restrictions and duties of ANAV, shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation all without further act or deed.

5.

GOVERNING DOCUMENTS. At the Effective Time, Certificate of Incorporation and by laws of the Surviving Corporation shall constitute the effective Certificate of Incorporation and bylaws of the Constituent Corporation post Merger unless and until amended in accordance with the applicable law.

6.

DIRECTORS AND OFFICERS. At the Effective Time, the directors and officers of ANAV shall resign but shall be eligible for election or appointment as the directors and officers (holding the same titles and positions) of the Surviving Corporation and after the Effective Time shall serve in that office until their earlier death, resignation or removal in accordance with the articles of association and/or bylaws of the Surviving Corporation.

7.	EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without further action on the part of ANAV or ANAV Shareholders:
(a)

CONVERSION OF SECURITIES OF ANAV. Subject to the terms and conditions of this Agreement, at the Effective Time, each ANAV Common Stock of par value $.0001 per share (individually a "Share" and collectively "Shares") issued and outstanding immediately prior to the Effective Time, shall be automatically converted into the right to receive from the Surviving Corporation, one fully paid and non-assessable, issued and outstanding share of the Surviving Corporation at Par Value per share of $.0001 upon surrender by ANAV or ANAV Shareholders of the stock certificate(s) formerly representing the Share(s). The shares to be issued by the Surviving Corporation to ANAV and/or ANAV Shareholders shall rank passu basis with the registration rights being granted to the investors purchasing shares of the Surviving Corporation on or about the date of this Agreement.

(b)

CANCELLATION OF SECURITIES OF ANAV. At the Effective Time, and subject to clause 5(a) above, each Share owned by ANAV Shareholders (whether direct or indirect) of ANAV immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)

CANCELLATION OF DAEDALUS. At the Effective Time, all of the Daedalus Common Stock that were issued to ANAV and outstanding immediately prior to the Effective Time shall automatically retire and be canceled.

8.

STOCK CERTIFICATES. At and after the Effective Time, all of the outstanding certificates that, prior to that date, represented shares of ANAV Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of the Surviving Corporation into which such shares of ANAV Common Stock are converted as provided herein. The registered owner on the books and records of ANAV of any such outstanding stock certificate for ANAV Common Stock shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Surviving Corporation or its transfer agent, be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the shares of the Surviving Corporation evidenced by such outstanding certificate as above provided.

9.

EMPLOYEE BENEFIT PLANS. As at the date of this Agreement, there are no Employee Benefit Plans in force in ANAV. However, if any Employee Benefit Plans are or have been adopted by ANAV as at the Effective Time, the obligations of ANAV under or with respect to every plan, trust, program and benefit then in effect or administered by ANAV for the benefit of the directors, officers and employees of ANAV or any of its subsidiaries shall become the lawful obligations of the Surviving Corporation and shall be implemented and administered in the same manner and without interruption until the same are amended or otherwise lawfully altered or terminated.

10.

FURTHER ASSURANCES. From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of ANAV such deeds, assignments and other instruments, and there shall be taken or caused to be taken by it all such further action as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of ANAV, and otherwise to carry out the purposes of this Merger Agreement. The officers and directors of the Surviving Corporation are fully authorized in the name of and on behalf of ANAV, or otherwise, to take any and all such actions and to execute and deliver any and all such deeds and other instruments as may be necessary or appropriate to accomplish the foregoing.

11.

CONDITION. The consummation of the Merger is subject to the approval of this Merger Agreement and the Merger contemplated hereby by the shareholders of the Constituent Corporations, the approval of the SEC, the relevant governing bodies and all such other requisite consent and approvals being obtained prior to or at the Effective Time and such consent and approval being valid and subsisting as at the Effective Time.

12.

ABANDONMENT. At any time before the Effective Time, this Merger Agreement may be terminated and the Merger abandoned by the Board of Directors of ANAV or Daedalus by mutual agreement in writing, notwithstanding approval of this Merger Agreement by the Boards of Directors and shareholders of ANAV and Daedalus.

13.

AMENDMENT. At any time before the Effective Time, this Merger Agreement may be amended, modified or supplemented by the Boards of Directors of the Constituent Corporations, notwithstanding approval of this Merger Agreement by the shareholders of each of the Constituent Corporations; provided, however, that any amendment made subsequent to the adoption of this Agreement by the shareholders of the Constituent Corporation shall not: (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or upon conversion of any shares of common stock of ANAV; (ii) alter or change any of the terms of the Articles or Certificate of Incorporation of the Surviving Corporation to be effected by the Merger; or (iii) alter or change any of the terms or conditions of this Merger Agreement if such alteration or change would adversely affect the holders of any shares of any common stocks of the Constituent Corporations. For the avoidance of doubt, the Proposed Name Change by Daedalus shall be subject only to the approval of the Board and shareholders of Daedalus and the relevant authorities (if applicable).

14.	TAX-FREE REORGANIZATION. The Merger is intended to be a tax-free plan of reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.
15.

GOVERNING LAW. This Agreement shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among California residents entered into and to be performed entirely within California, without reference to the principles of conflicts of law or choice of laws, except to the extent that the laws of the State of Delaware would apply in matters relating to the internal affairs of Daedalus and the Merger.

16.	COUNTERPARTS. In order to facilitate the filing and recording of this Merger Agreement, it may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement is hereby executed on behalf of each of the Constituent Corporations and attested by their respective officers hereunto duly authorized.

ALPHA NETWORK ALLIANCE VENTURES INC.	DAEDALUS VENTURES, INC. a Delaware corporation
a Delaware corporation

/s/ Eleazar Rivera	/s/ Eleazar Rivera
Eleazar Rivera, President	Eleazar Rivera, President

ATTEST:	ATTEST:
/s/ Eleazar Rivera	/s/ Eleazar Rivera
Eleazar Rivera, CFO and Secretary	Eleazar Rivera, CFO and Secretary